ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated February 4, 2015

Media Relations UBS AG

Media release

Media release: February 4, 2015

UBS ETRACS LAUNCHES 2X LEVERAGED US SMALL CAP HIGH DIVIDEND ETN

OFFERING SIGNIFICANT MONTHLY INCOME POTENTIAL

ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN

New York, February 4, 2015 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN (NYSE Arca®: SMHD). SMHD is linked to the monthly compounded 2x leveraged performance of the Solactive US Small Cap High Dividend Index (the “Index”).

SMHD Profile

Underlying Index:	Solactive US Small Cap High Dividend Index

2x Index Yield:*	17.70%

Income Potential:	Variable monthly coupon linked to 2 times the cash distributions, if any, of the Index constituents

*This figure is equal to two times the Index Yield calculated as of February 3, 2015 by the sponsor of the Index, Solactive AG.

Investors are not guaranteed any coupon or distribution amount under the ETN.

SMHD Offers Investors:

•	Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

•	Monthly compounded 2x leveraged exposure to the Solactive US Small Cap High Dividend Index, less investor fees.

•	2x exposure to an index comprised of small cap publicly traded stocks with relatively high dividend yields compared to other small cap publicly traded stocks in the US market.

“We are pleased to add another innovative product to our suite of ETNs”, said Christopher Yeagley, Head of ETRACS. “We expect SMHD to provide significant income potential.”

About the Solactive US Small Cap High Dividend Index

The Index is calculated and distributed by Solactive AG and is intended to track the price movements of stocks which are publicly traded on US stock exchanges and fulfill certain minimum requirements in terms of liquidity and market capitalization. The Index was launched on January 26, 2015 and, therefore, has no performance history prior to that date.

Media Relations UBS AG

Top 10 Index Constituents

Name	Ticker	% Weight
LINN CO LLC	LNCO	5.21%
PEABODY ENERGY CORP	BTU	5.02%
DENBURY RESOURCES INC	DNR	5.01%
PBF ENERGY INC	PBF	4.77%
ENERGY XXI LTD	EXXI	4.20%
CLIFFS NATURAL RESOURCES INC	CLF	4.00%
COLONY FINANCIAL INC	CLNY	3.35%
SEAWORLD ENTERTAINMENT INC	SEAS	2.26%
MEDICAL PROPERTIES TRUST INC	MPW	2.26%
DINEEQUITY INC	DIN	2.06%

Source: Solactive AG, as of 01/26/2015

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com or download the ETRACS Full ETN List.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

Media Relations UBS AG

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS.Other marks may be trademarks of their respective owners. All rights reserved.

Media Enquiries

Azar Boehm	+1 212-713 3379

New York:

Megan Stinson	+1 212-713 1302

Follow us on Twitter at: www.ubs.com/twitteramericas

Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Its business strategy is centered on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 countries, with about 35% of its employees working in the Americas, 36% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 60,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

www.ubs.com/media